Exhibit 99.1

TD Bank Group Completes Acquisition of Scottrade Bank

TORONTO, September 18 - TD Bank Group (TSX and NYSE: TD) today completed the previously announced acquisition of Scottrade Bank, a federal savings bank wholly owned by Scottrade Financial Services, Inc. for cash consideration equal to approximately $1.4 billion. Scottrade Bank merged with TD Bank, N.A.

TD Ameritrade Holding Corporation (Nasdaq: AMTD) has also announced today the completion of its previously announced acquisition of Scottrade Financial Services, Inc. In connection with the acquisitions, TD has agreed to accept sweep deposits from Scottrade clients and has completed the previously announced acquisition of approximately 11 million shares from TD Ameritrade.

"We are very pleased to complete this transaction, further strengthening our relationship with TD Ameritrade," said Bharat Masrani, Group President and CEO, TD Bank Group.

For additional details on the acquisition please refer to TD's October 24th, 2016 news release, which is available on newsroom.td.com.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Alison Ford, Media Relations, Corporate & Public Affairs, 416-982-5401; Gillian Manning, Investor Relations, TD Bank Group 416-308-9030